UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Uni-Fuels Holdings Limited

15 Beach Road, Beach Centre #05-07

Singapore 189677

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

This amendment to the Current Report on Form 6-K/A (“Form 6-K/A”) is being filed to amend the Current Report on Form 6-K initially filed by Uni-Fuels Holdings Limited (the “Company”) with the U.S. Securities and Exchange Commission on January 20, 2026 (the “Original Form 6-K”). The Company is filing this Form 6-K/A solely to correct a typographical error in the date information of the closing, and the corrected date is as set forth below and should replace that in the Original Form 6-K in its entirety.

Successful close of Uni-Fuels 3M USD Commercial Paper Series 003 (UFU313) by Uni-Fuels’ wholly-owned subsidiary

Uni-Fuels Pte. Ltd., a Singapore subsidiary that is wholly owned by Uni-Fuels Holdings Limited, announced on January 17, 2026 that the offering of its Series 003 has closed and it has successfully raised US$3 million in gross proceeds from the issuance of the Series 003 tokens. The Series 003 tokens will be listed on the ADDX Exchange on January 18, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Uni-Fuels Holdings Limited

Date: March 17, 2026	By:	/s/ Koh Kuan Hua
	Name:	Koh Kuan Hua
	Title:	Chief Executive Officer